UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Community Care Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002039081
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan J. Landauer
                               LTTR Home Care, LLC
                                99 Calvert Street
                                  P.O. Box 839
                            Harrison, New York 10528
                                  914-835-4200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./ /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP             0002039081          13D                  Page 2 of 8
     -----------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             LTTR Home Care LLC;  ID Number:  BTF6529122
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) / /
                                                                      b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

6                                     New York
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                           2,126,250
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                                    0
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                           2,126,250
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           2,126,250
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            29.68%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on January 6, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on January 12, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 3 of 8
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Alan J. Landauer
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) / /
                                                                      b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK, PF


--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION

6                                     New York
--------------------------------------------------------------------------------
        NUMBER OF           7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                            2,138,250
         OWNED BY           ----------------------------------------------------
           EACH             8       SHARED VOTING POWER
          PERSON                                                        0
           WITH             ----------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                                               2,138,250
                            ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                                                       0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               2,138,250
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              29.85%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on January 6, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on January 12, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1            SECURITY AND ISSUER

   NAME OF ISSUER:                           Community Care Services, Inc.

   ADDRESS OF ISSUER'S                       18 Sargent Place
   PRINCIPAL EXECUTIVE OFFICE:               Mount Vernon, New York 10550

   TITLE AND CLASS OF SECURITIES:            common stock, par value $.01 per
                                             share ("Common Stock")

ITEM 2            IDENTITY AND BACKGROUND

         NAME OF PERSON FILING: Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Schedule 13D Statement on behalf of LTTR Home Care, LLC, a New York limited liability company, and Alan J. Landauer, an individual (together, the "Reporting Persons").

LTTR HOME CARE, LLC

   NAME OF PERSON FILING:                    LTTR Home Care, LLC ("LTTR")

   PLACE OF ORGANIZATION:                    New York

   PRINCIPAL BUSINESS:                       LTTR Home Care, LLC has and is not
                                             carrying on any business and
                                             currently has no assets or
                                             liabilities.

   ADDRESS OF PRINCIPAL OFFICE:              99 Calvert Street
                                             P.O. Box 839
                                             Harrison, New York 10528

   CRIMINAL PROCEEDINGS:                     None

   CIVIL PROCEEDINGS:                        None

   OFFICERS:             Alan J. Landauer, the sole member and Managing Director
                    of LTTR has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding would result in Mr. Landauer becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Landauer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The business address of Alan J. Landauer is 99 Calvert Street, P.O. Box 839, Harrison, New York 10528. Mr. Landauer is a United States citizen.

ALAN J. LANDAUER

   NAME OF PERSON FILING:         Alan J. Landauer ("Mr. Landauer")

   PRINCIPAL OCCUPATION:          President of Landauer Hospital Supplies, Inc.,
                                  a New York corporation engaged in the sale and rental of durable medical equipment to home care patients.

   BUSINESS ADDRESS:              Landauer Hospital Supplies, Inc.
                                  99 Calvert Street
                                  P.O. Box 839
                                  Harrison, New York 10528

   CRIMINAL PROCEEDINGS:          None

   CIVIL PROCEEDINGS:             None

   CITIZENSHIP:                   United States

ITEM 3            SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  The initial payment of $600,000 of the purchase price for the 2,126,250 shares of Common Stock acquired by LTTR from Alan T. Sheinwald was paid with funds from a 90 day term loan with Union State Bank located in Orangeburg, New York, interest payable at the prime rate as reported in THE WALL STREET JOURNAL. The loan is secured by other assets of Mr. Landauer. Affiliates of LTTR have adequate resources to pay the loan as it becomes due or to refinance the loan and have guaranteed LTTR's obligations to pay the purchase price to Alan T. Sheinwald. LTTR has not yet determined from what sources funds will be obtained to pay the balance, if any, of the purchase price which may amount to $900,000. The 12,000 shares of Common Stock acquired by Mr. Landauer in open market purchases were paid for with personal funds.

ITEM 4            PURPOSE OF TRANSACTION

                  The shares of Common Stock referred to in Item 3 have been acquired as an investment. LTTR intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, LTTR may consider from time to time various alternative courses of action both with respect to the business of the Issuer and with respect to LTTR's equity interest therein. Such actions may include the acquisition by LTTR or its affiliates of additional shares of Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

                  LTTR intends to take such actions as it may determine to be necessary or appropriate to nominate and elect as directors of the Issuer, Alan J. Landauer and at least two other persons selected by LTTR, with the result that Mr. Landauer and such other persons constitute a majority of the Board of Directors of the Issuer. Such actions may include proposing a slate of directors to be considered for election at the next annual meeting of shareholders and/or requesting that the appropriate officer of the Issuer call a special meeting for the purpose of removing the current directors and electing its proposed slate of directors.

                  Except as set forth herein, LTTR has no plans or proposals which relate to or would result in (i) the acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing the Common Stock to cease to be authorized to be quoted on the Nasdaq Stock Market; (viii) the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above. Notwithstanding the foregoing, LTTR reserves the right to effect any of such actions as it may deem necessary or appropriate in the future.

ITEM 5            INTEREST IN SECURITIES OF ISSUER

         LTTR

                  The following information with respect to LTTR's ownership of Common Stock is provided as of February 12, 1999. The percent of class is based upon 7,162,891 shares of Common Stock outstanding at the close of business on January 6, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on January 12, 1999.


(a)      AMOUNT BENEFICIALLY OWNED                                 2,126,250
(b)      PERCENT OF CLASS                                          29.68%
(c)      NUMBER OF SHARES AS TO  WHICH
         SUCH PERSON HAS
         (i)    SOLE POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . .                    2,126,250
         (ii)   SHARED POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . . .                  0
         (iii)  SOLE POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . .                    2,126,250
         (iv)   SHARED POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . . . .                0

         ALAN J. LANDAUER

                The following information with respect to Mr. Landauer's ownership of Common Stock is provided as of February 12, 1999. The percent of class is based upon 7,162,891 shares of Common Stock outstanding at the close of business on January 6, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on January 12, 1999. Mr. Landauer is the sole member and Managing Director of LTTR and is filing this joint statement with LTTR as a result of such membership interest and position, and by which he may be deemed to have the power to exercise or direct the exercise of voting and/or dispositive power that LTTR has with respect to the 2,126,250 shares of Common Stock owned by LTTR. Mr. Landauer owns of record 12,000 shares of Common Stock.


(a)      AMOUNT BENEFICIALLY OWNED                                 2,138,250
(b)      PERCENT OF CLASS                                          29.85%
(c)      NUMBER OF SHARES AS TO  WHICH
         SUCH PERSON HAS
         (i)    SOLE POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . .                    2,138,250
         (ii)   SHARED POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . . .                  0

         (iii)  SOLE POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . .                    2,138,250
         (iv)   SHARED POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . . . .                0

           On January 19, 1999, Alan J. Landauer acquired 12,000 shares of Common Stock at an average price of $0.41 per share in open market purchases.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                           On February 3, 1999 LTTR and Alan T. Sheinwald
                  entered into a stock purchase agreement ("Agreement") pursuant to which Mr. Sheinwald agreed to sell to LTTR 2,126,250 shares of Common Stock (the "Shares") of the Issuer for an aggregate purchase price of $1,500,000, subject to adjustment. Pursuant to the Agreement, LTTR will direct the vote of the Shares at all annual and special meetings of shareholders of the Company or any adjournment thereof until the record ownership of such Shares is transferred into the name of LTTR on the books and records of the Issuer or its transfer agent, as the case may be and thereafter, if a record date has been set prior to such transfer for a shareholders meeting following such transfer, until such meeting has been permanently adjourned. Approval by the Board of Directors of the Company, on or before February 8, 1999, of the acquisition of the Shares by LTTR was a condition to closing of the transaction, but such condition was waived by LTTR. The closing of the transaction occurred on February 12, 1999.

ITEM 7            EXHIBITS

                  (a) Stock Purchase Agreement dated as of February 3, 1999 between LTTR Home Care, LLC and Alan T. Sheinwald.

                  (b) Irrevocable Proxy from Alan T. Sheinwald dated February 12, 1999.

                  (c)      Joint Filing Agreement

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 1999


                                               LTTR HOME CARE, LLC


                                               By: /s/ Alan J. Landauer
                                                  ------------------------
                                                  Alan J. Landauer
                                                  Managing Director


                                               ALAN J. LANDAUER


                                                /s/ Alan J. Landauer
                                                ------------------------
                                                  Alan J. Landauer

                                                                       EXHIBIT A




                            STOCK PURCHASE AGREEMENT



                                     BETWEEN


                               LTTR HOMECARE, LLC


                                       AND


                                ALAN T. SHEINWALD





                                February 3, 1999

                                TABLE OF CONTENTS


         1.       Definitions..................................................1

         2.       Purchase and Sale of Shares..................................2
                  (a)      Basic Transaction...................................2
                  (b)      Purchase Price......................................2
                  (c)      The Closing.........................................3
                  (d)      Escrow..............................................3
                  (e)      Deliveries at the Closing...........................3

         3.       Representations and Warranties Concerning the Transaction....4
                  (a)      Representations and Warranties of the Seller........4
                  (b)      Representations and Warranties of the Buyer.........4

         4.       Pre-Closing Covenants........................................5
                  (a)      General.............................................5
                  (b)      Notice of Developments..............................5
                  (c)      Exclusivity.........................................5
                  (d)      Voting; Proxy.......................................6
                  (e)      Standstill..........................................6

         5.       Post-Closing Covenants.......................................6
                  (a)      General.............................................6
                  (b)      Applications/Notifications..........................6
                  (c)      Litigation Support..................................6
                  (d)      Covenant Not to Compete.............................6
                  (e)      Standstill..........................................7

         6.       Conditions to Obligation to Close............................7
                  (a)      Conditions to Obligation of the Buyer...............7
                  (b)      Conditions to Obligation of the Seller..............8

         7.       Termination..................................................8
                  (a)      Termination of Agreement............................8
                  (b)      Effect of Termination...............................9

         8.       Miscellaneous................................................9
                  (a)      Press Releases and Public Announcements.............9
                  (b)      No Third-Party Beneficiaries........................9
                  (c)      Entire Agreement....................................9
                  (d)      Succession and Assignment...........................9
                  (e)      Survival of Representations and Warranties..........9
                  (f)      Counterparts.......................................10


                                       (i)

                  (g)      Headings...........................................10
                  (h)      Notices............................................10
                  (i)      Governing Law......................................11
                  (j)      Certain Taxes......................................11
                  (k)      Amendments and Waivers.............................11
                  (l)      Severability.......................................11
                  (m)      Expenses...........................................11
                  (n)      Specific Performance...............................11


                  Exhibit A         Escrow Agreement


                                      (ii)

                            STOCK PURCHASE AGREEMENT


         This is a Stock Purchase Agreement (the "Agreement") dated as of February 3, 1999, by and between LTTR Homecare, LLC, a New York limited liability company (the "BUYER"), and Alan T. Sheinwald, (the "SELLER"). The Buyer and the Seller are referred to herein as the "PARTIES."

              -----------------------------------------------------


         The Seller owns 2,126,250 shares of common stock (the "Shares") of Community Care Services, Inc., a New York corporation (the "COMPANY").

         This Agreement contemplates a transaction in which the Buyer will purchase from the Seller, and the Seller will sell to the Buyer, all of the Shares of the Company owned by the Seller in return for the Purchase Price.

              -----------------------------------------------------


         Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

         1.       DEFINITIONS.

         "ADVERSE CONSEQUENCES" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and attorneys' fees and expenses.

         "AFFILIATE" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

         "AGREEMENT" has the meaning set forth in the preface above.

         "BUYER" has the meaning set forth in the preface above.

         "CLOSING" has the meaning set forth in ss.2(c) below.

         "CLOSING DATE" has the meaning set forth in ss.2(c) below.

         "CODE" means the Internal Revenue Code of 1986, as amended.

         "COMPANY"  has the meaning set forth in the preface above.

         "ESCROW AGENT" has the meaning set forth in ss.2(d).

         "FEDERAL INVESTIGATION" has the meaning set forth in ss.2(b).

         "GUARANTOR" means Landauer Hospital Supplies, Inc.

         "LIABILITY" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

         "PARTY" has the meaning set forth in the preface above.

         "PERSON" means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

         "SECURITIES ACT" means the Securities Act of 1933, as amended.

         "SECURITY INTEREST" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable, and (c) purchase money liens and liens securing rental payments under capital lease arrangements.

         "SELLER" has the meaning set forth in the preface above.

         "SHARES" has the meaning set forth in the preface above.

         "SUBSIDIARY" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

         "TAX" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code ss.59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.


         2.       PURCHASE AND SALE OF SHARES.

         (a) BASIC TRANSACTION. On and subject to the terms and conditions of this Agreement, the Buyer shall purchase from the Seller, and the Seller shall sell to the Buyer, all of his Shares for the consideration specified below in this ss.2.

         (b) PURCHASE PRICE. The Purchase Price is $1,500,000 (subject to adjustment as provided herein) and will be paid in the following manner:

                  (i) the Buyer will pay the Seller $600,000 at the Closing payable in New York clearing house funds by bank or certified check;

                  (ii) the Buyer will pay the Seller an additional $150,000 45 days following the Closing and $750,000 on March 31, 2000 (time being of the essence), each amount payable in New York clearing house funds by bank or certified check, or earlier if, and at such time that, the Buyer becomes reasonably assured that the U.S. Department of Justice criminal investigation of the Seller, the Company and its Subsidiaries for allegedly improper payments relating to a contract involving Medicare, to provide healthcare services outside of New York State (the "Federal Investigation"), is no longer open and active; provided, however, that such $750,000 payment will be reduced by an amount, not to exceed $150,000, equal to the percentage interest which the Shares bear to the shares of outstanding common stock of the Company on the Closing Date multiplied by the aggregate amount of any fines, penalties or restitution paid or payable by the Company or its Subsidiaries with respect to the Federal Investigation, and provided further, however, if on or prior to March 31, 2000, (i) either the Seller, the Company or its Subsidiaries is indicted in connection with the Federal Investigation and (ii) 50% or more of the payments from Medicare or Medicaid to the Company and its Subsidiaries on a consolidated basis are placed on a withhold or suspended for more than 60 days as a result of the indictment or provider numbers are withdrawn, cancelled or terminated, then the Buyer will have no obligation to make any payments under this ss.2(b), it being understood, however, that Seller will have no obligation to return or repay payments already made to the Seller by the Buyer under this ss.2(b). If Buyer is in default with respect to its obligation to pay Seller the initial $150,000 under this ss.2(b), and has not cured such default, by the close of business on the third business day following Buyer's receipt of written notice of default (time being of the essence), the entire unpaid balance of the Purchase Price under this ss.2(b) will be immediately due and payable.

         (c) THE CLOSING. The closing of the transaction contemplated by this Agreement (the "CLOSING") shall take place at the offices of Thacher Proffitt & Wood, Two World Trade Center, New York, New York, commencing at 9:00 a.m. local time on such date as the Buyer and the Seller may mutually determine (the "CLOSING DATE") that is not later than the 15th business day following approval of the transaction contemplated by this Agreement by the Board of Directors of the Company or the Buyer's waiver of the closing condition set forth in ss. 6(a)(v); PROVIDED, HOWEVER, that the Closing Date shall be no later than February 23, 1999.

         (d) ESCROW. The certificate or certificates representing the Shares delivered by the Seller at the Closing will be held in escrow by Thomas J. Wacht, Esq., as escrow agent (the "Escrow Agent"), in accordance with an escrow agreement substantially in the form of Exhibit A hereto, until the Purchase Price is paid in full, or as otherwise provided in the Escrow Agreement, and will serve as collateral security for the obligation of the Buyer to pay the remaining portion of the Purchase Price. The Buyer will retain voting, investment and dividend rights with respect to the Shares held in escrow.

         (e) DELIVERIES AT THE CLOSING. At the Closing, (i) the Seller will deliver to the Buyer the various certificates, instruments, and documents referred to in ss.6(a) below, (ii) the Buyer will deliver to the Seller the various certificates, instruments, and documents referred to in ss.6(b) below,
(iii) the Seller will deliver to the Buyer stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed assignment documents, (iv) the Buyer will deliver to the Escrow Agent stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed assignment documents, (v) the Buyer will deliver to the Seller the consideration specified in ss.2(b)(i) above and (vi) the Buyer, the Seller and the Escrow Agent will deliver the executed Escrow Agreement.

         3.       REPRESENTATIONS AND WARRANTIES CONCERNING THE TRANSACTION.

         (a) REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller represents and warrants to the Buyer that the statements contained in this ss.3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.3(a)).

                  (i) AUTHORIZATION OF TRANSACTION. The Seller has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                  (ii) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which he or it is bound or to which any of his assets is subject.

                  (iii) BROKERS' FEES. The Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

                  (iv) SHARES. The Seller holds of record and owns the Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Shares (other than as set forth in this Agreement).

         (b) REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer represents and warrants to the Seller that the statements contained in this ss.3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.3(b)).

                  (i) ORGANIZATION OF THE BUYER. The Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

                  (ii) AUTHORIZATION OF TRANSACTION. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                  (iii) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its articles of organization or operating agreement or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject.

                  (iv) BROKERS' FEES. The Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

                  (v) INVESTMENT. The Buyer is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

                  (vi) FINANCIAL STATEMENTS. The balance sheet of the Guarantor as of September 30, 1998 fairly represents in all material respects the financial condition of the Guarantor as of such date.

         4. PRE-CLOSING COVENANTS. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

         (a) GENERAL. Each of the Parties will use his or its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in ss.6 below).

         (b) NOTICE OF DEVELOPMENTS. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of his or its own representations and warranties in ss.3 above. No disclosure by any Party pursuant to this ss.4(b), however, shall be deemed to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

         (c) EXCLUSIVITY. The Seller will not (i) transfer or encumber any interest (including without limitation any voting interest) in the Shares, (ii) solicit, initiate, or encourage, directly or indirectly, the submission of any proposal or offer from any Person relating to the acquisition of the Shares or
(iii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Seller will notify the Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

         (d) VOTING; PROXY. The Seller will grant to the Buyer an irrevocable proxy to vote the Shares and will cooperate fully with the Buyer in exercising any and all rights associated with ownership of the Shares, including but not limited to submitting proposals to be considered at the annual meeting of shareholders of the Company to be held on February 8, 1999, which may include the nominations of directors selected by the Buyer for election to the Board of Directors of the Company. Such irrevocable proxy will be effective until the record ownership of such Shares is transferred into the name of the Buyer on the books and records of the Company or its transfer agent, as the case may be, and thereafter, if a record date has been set prior to such transfer for a shareholders meeting following such transfer, until such meeting has been permanently adjourned.

         (e) STANDSTILL. The Seller will not, directly or indirectly, purchase any shares of common stock of the Company during the time the Federal Investigation is open and active.

         (f) FINANCIAL STATEMENTS. The Buyer will cause the Guarantor to permit the Seller to examine the September 30, 1998 balance sheet of the Guarantor during normal business hours at the offices of the Buyer. Except and to the extent required by law, without the prior written consent of the Buyer, the Seller will not disclose or use and will direct its representatives not to disclose or use any financial information of the Buyer or the Guarantor furnished by the Buyer or the Guarantor to the Seller, other than in connection with the Seller's evaluation of the transactions contemplated by this Agreement.

         5. POST-CLOSING COVENANTS. The Parties agree as follows with respect to the period following the Closing.

         (a) GENERAL. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may request, all at the sole cost and expense of the requesting Party.

         (b) APPLICATIONS/NOTIFICATIONS. In the event either Party is required to file any notification or application to Medicaid or Medicare in connection with the transactions contemplated under this Agreement, the other Party will cooperate with him or it and his or its counsel in the preparation of such notification or application for a period up to 60 days after the Closing.

         (c) LITIGATION SUPPORT. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with any transaction contemplated under this Agreement, the other Party will cooperate with him or it and his or its counsel in the contest or defense at the sole cost and expense of the contesting and defending Party.

         (d) COVENANT NOT TO COMPETE. For a period of one year from and after the Closing Date, the Seller (i) will not engage directly or indirectly in the business of providing home medical equipment within New York City and a sixty mile radius of New York City; and (ii) will not solicit for employment any employee of the Company. If the final judgment of a court of competent jurisdiction declares that any term or provision of this ss.5(d) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. For purposes of this

Section 5(d) the Seller will be deemed to be competing indirectly with the Company if he is principal, officer, director, employee, paid consultant or 10% shareholder of any entity that is in competition (as defined in (i) above) with the Company.

         (e) STANDSTILL. The Seller will not, directly or indirectly, purchase any shares of common stock of the Company during the time the Federal Investigation is open and active.

         6.       CONDITIONS TO OBLIGATION TO CLOSE.

         (a) CONDITIONS TO OBLIGATION OF THE BUYER. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (i) the representations and warranties set forth in ss.3(a) above shall be true and correct in all material respects at and as of the Closing Date;

                  (ii) the Seller shall have performed and complied with all of his covenants hereunder in all material respects through the Closing;

                  (iii) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of the Buyer to own the Shares;

                  (iv) the Seller shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above in ss.6(a)(i)-(iii) is satisfied in all respects;

                  (v) the Board of Directors of the Company shall have approved the transaction contemplated by this Agreement on or before February 8, 1999 in accordance with Section 912 of the New York Business Corporation Law;

                  (vi) through the Closing Date, there shall have been no material adverse change from the information currently available concerning the Company or in the financial condition, results of operations, business or prospects of the Company since September 30, 1998; and

                  (vii) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

The Buyer may waive any condition specified in this ss.6(a) if it executes a writing so stating at or prior to the Closing.

         (b) CONDITIONS TO OBLIGATION OF THE SELLER. The obligation of the Seller to consummate the transactions to be performed by him in connection with the Closing is subject to satisfaction of the following conditions:

                  (i) the representations and warranties set forth in ss.3(b) above shall be true and correct in all material respects at and as of the Closing Date;

                  (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

                  (iii) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                  (iv) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in ss.6(b)(i)-(iii) is satisfied in all respects;

                  (v) through the Closing Date, there shall have been no material adverse change in the financial condition of the Guarantor since September 30, 1998; and

                  (vi) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

The Seller may waive any condition specified in this ss.6(b) if he executes a writing so stating at or prior to the Closing.

         7.       TERMINATION.

         (a) TERMINATION OF AGREEMENT. The Parties may terminate this Agreement as provided below:

                  (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

                  (ii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing (A) in the event the Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of three (3) days after the notice of breach or (B) if the Closing shall not have occurred on or before February 23, 1999, by reason of the failure of any condition precedent under ss.6(a) hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

                  (iii) the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (A) in the event the Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of three (3) days after the notice of breach or (B) if the Closing shall not have occurred on or before February 23, 1999, by reason of the failure of any condition precedent under ss.6(b) hereof (unless the failure results primarily from the Seller himself breaching any representation, warranty, or covenant contained in this Agreement).

         (b) EFFECT OF TERMINATION. If either Party terminates this Agreement pursuant to ss.7(a)(ii) or (iii) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of either Party to the other Party (except for any Liability of any Party then in breach).

         8.       MISCELLANEOUS.

         (a) PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; PROVIDED, HOWEVER, that either Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning the Company's publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure).

         (b) NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

         (c) ENTIRE AGREEMENT. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

         (d) SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Party; PROVIDED, HOWEVER, that the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform the Buyer's obligations hereunder (in any or all of which cases the Buyer and the Guarantor nonetheless shall remain responsible, jointly and severally, for the performance of all of the Buyer's obligations hereunder).

         (e) SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect forever thereafter (subject to any applicable statutes of limitations).

         (f) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         (g) HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         (h) NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission (confirmed in writing) to such party at its address or facsimile number set forth below or such other address or facsimile number as such party may specify by notice to the other party hereto.

         If to the Seller:

                  Alan T. Sheinwald
                  203 Briarwood Drive
                  Somers, New York  10589
                  phone:   (914) 276-3304
                  fax:     (914) 276-0039

         WITH A COPY TO:


                  Tolins & Lowenfels
                  12 East 49th Street, 21st Floor
                  New York, New York  10017
                  Attention:  Roger A. Tolins, Esq.
                  phone:   (212) 421-1965
                  fax:     (212) 888-7706

         If to the Buyer:

                  LTTR Homecare, LLC
                  c/o Landauer Hospital Supplies, Inc.
                  99 Calvert Street
                  P.O. Box 839
                  Harrison, New York
                  Attention:  Alan J. Landauer
                  phone:   (914) 835-5394
                  fax:     (914) 835-5394

         WITH A COPY TO:

                  Thacher Proffitt & Wood
                  Two World Trade Center
                  New York, New York  10048
                  Attention:  Thomas N. Talley, Esq.
                  phone:   (212) 912-7645
                  fax:     (212) 912-7152

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.

         (i) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles. The parties hereby irrevocably consent to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with, or simultaneously with this Agreement and/or a breach of this Agreement or of any such document or instrument.

         (j) CERTAIN TAXES. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by Seller when due, and Seller will, at his own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

         (k) AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

         (l) SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

         (m) EXPENSES. Each of the Parties will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

         (n) SPECIFIC PERFORMANCE. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.


                                      *****

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

                                       LTTR HOMECARE, LLC




                                       By:  /s/ Alan J. Landauer
                                          -----------------------------------
                                                Alan J. Landauer
                                                Managing Director


                                       LANDAUER HOSPITAL SUPPLIES, INC.



                                       By:  /s/ Alan J. Landauer
                                          -----------------------------------
                                                Alan J. Landauer
                                                President



                                       ALAN T. SHEINWALD



                                       /s/ Alan T. Sheinwald
                                       -----------------------------------
                                           Alan T. Sheinwald



         Subject to the terms and conditions of this Agreement, the undersigned does hereby unconditionally, absolutely and irrevocably guarantee the financial obligation of the Buyer under ss.2(b) of this Agreement and does hereby represent and warrant that the incurrence of its obligations hereunder will not cause it to become insolvent or to be unable to pay its debts as such debts mature.


                                       LANDAUER HOSPITAL SUPPLIES, INC.



                                       By:  /s/ Alan J. Landauer
                                          -----------------------------------
                                                Alan J. Landauer
                                                President

                                                            Exhibit A

                                ESCROW AGREEMENT

                  This ESCROW AGREEMENT ("Escrow Agreement") is made and entered into as of ________ __, 1999, by and among (i) Alan T. Sheinwald (the "Seller"),
(ii) LTTR Homecare, LLC, a New York limited liability company (the "Buyer"), and
(iii) Thomas J. Wacht, Esq., having an office at 445 Park Avenue, New York, New York 10022, as escrow agent (the "Escrow Agent").

                      ------------------------------------


                  The Buyer and the Seller are parties to a Stock Purchase Agreement, dated February 3, 1999 (the "Purchase Agreement"), pursuant to which the Buyer has acquired 2,126,250 shares of common stock ("Shares") of Community Care Services, Inc. heretofore owned by the Seller.

                  Section 2(d) of the Purchase Agreement provides that the Buyer shall place into escrow the Shares in order to secure the Buyer's obligations to pay the Purchase Price (as defined under the Purchase Agreement) to the Seller under the Purchase Agreement.


                      ------------------------------------


                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements and other good and valuable consideration hereinafter set forth, the parties hereto do hereby agree as follows:

                  1. The Buyer and the Seller hereby appoint the Escrow Agent, and the Escrow Agent hereby agrees to serve, as escrow agent hereunder.

                  2. Concurrently with the execution hereof, the Buyer has delivered to the Escrow Agent stock certificates representing the Shares as registered in the name of the Buyer, together with duly executed stock powers for such Shares, to be released pursuant to paragraph 3 or 4 hereof. The Escrow Agent acknowledges receipt of such stock certificates and related stock powers.

                  3. Delivery of the stock certificates and related stock powers shall be made by the Escrow Agent upon receipt by the Escrow Agent of written instructions signed by the Buyer and the Seller. Upon the delivery of the stock certificates and related stock powers in accordance with this paragraph 3, the duties and obligations of the Escrow Agent hereunder shall be fully discharged and satisfied. If, by April 1, 2000, the Escrow Agent has not received written instructions pursuant to this paragraph, the Escrow Agent may file a suit in interpleader in accordance with paragraph 5 hereof.

                  4. If the Escrow Agent is served with conflicting demands, notices, directions or documents with respect to the escrow provided for herein, the Escrow Agent shall be entitled to refuse to comply with any such demand, notice, direction or document and to withhold and stop all further performance of this Escrow Agreement so long as such disagreement shall continue, other than using its reasonable efforts to keep the property delivered to it properly in escrow. In so doing, the Escrow Agent shall not be or become liable for damages, losses, expenses or interest to any of the undersigned or to any person for its failure to comply with such conflicting demand, notice, direction or document. The Escrow Agent shall be entitled to continue so to refrain and refuse so to act until:

                  a. the rights of the adverse claimants have been finally adjudicated in a court assuming and having jurisdiction of the parties and/or the stock certificates and stock powers involved herein or affected hereby;

                  b. all differences shall have been adjusted by mutual agreement and the Escrow Agent shall have been notified thereto in writing signed by the Buyer and the Seller; or

                  c. the Escrow Agent shall deposit all documents, instruments and funds held hereunder in accordance with the provisions of paragraph 5 hereof or resign in accordance with the provisions of paragraph 10 hereof.

                  5. The Buyer and the Seller acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and for their convenience as to its duties and obligations as escrow agent hereunder. The Escrow Agent may file at any time a suit in interpleader for declaratory judgment for the purpose of having the respective rights of the claimants adjudicated and/or deposit with the clerk of a court of competent jurisdiction all documents, instruments and funds held hereunder, and the Buyer and the Seller each agree to pay one half of all costs, expenses and reasonable attorneys' fees and costs incurred by the Escrow Agent, as escrow agent. Upon such deposit, the Escrow Agent shall be relieved and discharged of all further obligations and responsibilities hereunder.

                  6. The Escrow Agent is authorized to comply with and obey laws, orders, judgments, decrees and regulations of any governmental authority, court, tribunal or arbitrator. If the Escrow Agent complies with any such law, order, judgment, decree or regulation, the Escrow Agent shall not be liable to any of the parties hereto or to any other person even if such law, order, judgment, decree or regulation is subsequently reversed, modified, annulled, set aside, vacated, found to have been entered without jurisdiction or found to be in violation or beyond the scope of the law.

                  7. The Escrow Agent shall not be deemed to be the Buyer's or the Seller's agent in carrying out its duties and obligations as escrow agent under this Escrow Agreement. The Escrow Agent shall not be bound in any way by any agreement between the Buyer and the Seller, whether or not the Escrow Agent has knowledge thereof, except as referred to in this Escrow Agreement, and the Escrow Agent's only duties and responsibilities hereunder shall be to hold the stock certificates and stock powers, as escrow agent, and to dispose of same in accordance with the terms of this Escrow Agreement. The Escrow Agent may act relative hereto upon the advice of counsel in reference to any matter in connection herewith and shall not be liable for any mistakes of fact or errors of judgment, or for any acts or omissions of any kind unless caused by its own willful misconduct or gross negligence. Notwithstanding the foregoing, nothing herein shall prevent or prohibit the Escrow Agent from providing legal services or serving as counsel to the Buyer, members of the Buyer or any entity in which any member of the Buyer has an interest, providing such does not conflict with the performance of the Escrow Agent's responsibilities under this Escrow Agreement.

                  8. The Buyer and the Seller (equally as to themselves) jointly and severally agree to indemnify the Escrow Agent and to hold it harmless against and in respect of any and all claims against it or liabilities incurred by it in the due performance of or arising out of its performance of its duties hereunder and to pay all costs, damages, judgments, losses and expenses, including reasonable attorneys' fees and costs, suffered or incurred by the Escrow Agent in connection with or arising out of this Escrow Agreement. The Buyer and the Seller each agree to pay one half of all other fees and expenses of the Escrow Agent.

                  9. The Escrow Agent shall be entitled to rely or act upon any notice, direction, instrument or document believed by the Escrow Agent to be genuine and to be executed and delivered by the proper person and shall have no obligation to verify any statements contained in any notice, instrument or document or the accuracy or due authorization of the execution of any notice, instrument or document. The Escrow Agent shall not be required to construe any provision of the Purchase Agreement.

                  Without limiting the generality of the foregoing, the Escrow Agent shall not be responsible or liable in any manner whatsoever for (a) the sufficiency, correctness, genuineness or validity of any check or other instrument delivered to it, (b) the form of execution of any such instrument,
(c) the identity, authority or rights of any person executing or delivering any such instrument, (d) the terms and conditions of any instrument pursuant to which the parties may act, (e) any loss of interest or dividends resulting from a delay in investing or reinvesting any escrowed funds or (f) any loss resulting from, in connection with, or arising from the delivery of the stock certificates and stock powers, or investment of the funds, as provided herein, including, but not limited to, the failure, refusal or inability of any institution with which funds have been deposited or invested to repay any portion of the principal amount of or any interest accrued on such funds.

                  10. The Escrow Agent may resign hereunder at any time upon thirty days' prior written notice to the parties, and the parties may jointly remove the Escrow Agent. Upon such resignation or removal, the Buyer and the Seller shall mutually select a successor escrow agent. Upon receipt by the Escrow Agent of written notice, signed by the Buyer and the Seller, of the designation of a successor, the Escrow Agent shall account for and deliver to such successor all documents, instruments and funds then remaining in escrow, and the Escrow Agent shall be discharged from all liability for any acts or failures to act thereafter. If the Buyer and the Seller shall not agree on a successor within the thirty day period following the resignation or removal of the Escrow Agent, the Escrow Agent, after prior written notice to the parties, shall account for and interplead and deliver to a court of competent jurisdiction the documents, instruments and funds then remaining in escrow with the Escrow Agent. The Escrow Agent shall be discharged from all liability hereunder for any acts or any failures to act following such deposit.

                  11. Except as provided herein, all rights, including without limitation, all voting and dividend rights, with respect to the Shares shall remain with the Buyer during the term the Shares are held in escrow.

                  12. The Buyer and the Seller shall, at any time and from time to time, at their own expense, take such actions and execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Escrow Agreement. Any notice, direction, consent, waiver or other communication required or permitted hereunder shall be in writing and shall be sufficiently given if delivered in person or if sent by confirmed facsimile (with a copy to be mailed), by registered or certified mail, postage prepaid, return receipt requested, or by overnight delivery courier, in accordance with the notice provisions of the Purchase Agreement, plus a copy to the Escrow Agent as follows: Thomas J. Wacht, 445 Park Avenue, 20th Floor, New York, New York 10022, phone (212) 754-4141, fax (212) 593-7157.

                  13. This Escrow Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

                  14. If any provision of this Escrow Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Escrow Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

                  15. This Escrow Agreement shall terminate on the earlier of the date on which the stock certificates and related stock powers have been delivered by the Escrow Agent in accordance with the terms of this Escrow Agreement or the date specified for the termination hereof in an instrument in writing signed by all of the parties hereto, or in accordance with paragraphs 5 or 10 hereof, and upon any such termination the Escrow Agent shall be under no further obligation hereunder. The provisions of paragraphs 5, 7, and 8 hereof shall survive any such termination.

                  16. This Escrow Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

                  17. This Escrow Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs and personal representatives; PROVIDED, HOWEVER, that this Escrow Agreement and all rights, privileges, duties and obligations of the parties hereto may not be assigned or delegated by any party hereto without the written consent of each other party to this Escrow Agreement.

                  18. Any waiver by a party of a breach of any provision of this Escrow Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or any breach of any other provision of this Escrow Agreement. The failure of a party to insist upon strict adherence to any term of this Escrow Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right hereafter to insist upon strict adherence to that term or any other term of this Escrow Agreement. Any waiver must be in writing and delivered to the Escrow Agent in accordance with this Escrow Agreement.

                  19. This Escrow Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Escrow Agreement.

                  20. The parties hereby irrevocably consent to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Escrow Agreement, the property delivered to the Escrow Agent hereunder, any document or instrument delivered pursuant to, in connection with, or simultaneously with this Escrow Agreement and/or a breach of this Escrow Agreement or of any such document or instrument.

                  21. This Escrow Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes any prior and contemporaneous agreements and understandings of the parties in connection therewith not referred to herein. This Escrow Agreement may be modified or amended only by an instrument in writing signed by all of the parties hereto.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Escrow Agreement as of the date and year first above written.

                                        LTTR HOMECARE, LLC


                               By:
                                        ----------------------------------------
                                        Alan J. Landauer
                                        Managing Director


                                        ALAN T. SHEINWALD




                                        ----------------------------------------
                                        Alan T. Sheinwald


                                        THOMAS J. WACHT, AS ESCROW AGENT



                                        ----------------------------------------
                                        Thomas J. Wacht

                                                                       EXHIBIT B

                                IRREVOCABLE PROXY


                  KNOW ALL MEN BY THESE PRESENTS that I, Alan T. Sheinwald, being the holder of 2,126,250 shares (the "Shares") of common stock of Community Care Services, Inc. (the "Corporation"), do hereby constitute and appoint Alan J. Landauer as my proxy to attend all annual and special meetings of the shareholders of the Corporation or any continuation or adjournment thereof, to be held prior to the date when the record ownership of the Shares is transferred into the name of LTTR Home Care, LLC on the books and records of the Corporation or its transfer agent, as the case may be, and thereafter, if a record date has been set prior to such transfer for a shareholders meeting following such transfer, until such meeting has been permanently adjourned, with full power to vote and act for me and in my name, place, and stead, in the same manner, to the same extent, and with the same effect that I might were I personally present thereat, giving to Alan J. Landauer full power of substitution and revocation.


                  This proxy is irrevocable for so long as LTTR Home Care, LLC is not in default under the Stock Purchase Agreement between LTTR Home Care, LLC and Alan T. Sheinwald, dated February 3, 1999. Alan J. Landauer is the sole member and Managing Director of LTTR Home Care, LLC which has agreed to purchase the Shares under a Stock Purchase Agreement between LTTR Home Care, LLC and Alan T. Sheinwald dated February 3, 1999.




         Date: February 12, 1999
                                                     /s/ Alan T. Sheinwald
                                                     ---------------------------
                                                         Alan T. Sheinwald



         Sworn to before me by Alan T. Sheinwald, known to me, this 12th day of February, 1999

         /s/ Elizabeth M. Keogh
         ----------------------------------
             Elizabeth M. Keogh
             Notary Public


                           [Seal]

                                                                EXHIBIT C
                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Community Care Services, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the 12th day of February, 1999.

                                        LTTR HOME CARE, LLC


                                        By:  /s/ Alan J. Landauer
                                           ------------------------
                                           Alan J. Landauer
                                           Managing Director


                                        Alan J. Landauer


                                           /s/ Alan J. Landauer
                                           ------------------------
                                           Alan J. Landauer